EXHIBIT 99.1

Himax Reports Fourth Quarter 2007 Results
 * Fourth quarter 2007 revenues increased to $267.1 million -- record high since inception
 * Fourth quarter 2007 gross margin increased to 24.7% -- marks fifth consecutive quarter of improvement
TAINAN, Taiwan, Feb. 13, 2008 (PRIME NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq: HIMX) today reported financial results for the fourth quarter ended December 31, 2007.

Net revenues for the fourth quarter of 2007 was $267.1 million, representing 20.9% growth year-over-year and 9.8% growth sequentially.

Gross margin was 24.7% in the fourth quarter of 2007, up 580 basis points year-over-year and 220 basis points sequentially.

Operating margin was 15.9% in the fourth quarter of 2007. Operating income was $42.4 million, up from $22.3 million in the same period last year, and up from $19.9 million in the previous quarter.

Net income for the fourth quarter of 2007 was $46.1 million, up from $31.1 million in the same period last year, and up from $21.8 million in the previous quarter. This represents earnings per diluted share of $0.23, compared to $0.16 in the fourth quarter of 2006, and $0.11 in the third quarter of 2007.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating margin was 16.6% in the fourth quarter of 2007. Non-GAAP operating income was $44.4 million, up from $23.8 million in the same period last year, and up from $36.2 million in the previous quarter.

Non-GAAP net income was $48.1 million, up from $32.6 million in the same period last year, and up from $38.0 million in the previous quarter. This represents earnings per diluted share of $0.24, compared to $0.16 in the fourth quarter of 2006, and $0.19 in the third quarter of 2007.

Share-based compensation was $1.6 million, compared to $1.5 million in the fourth quarter of 2006, and $15.7 million in the third quarter of 2007. Acquisition-related charges were $0.5 million, compared to $18 thousand in the fourth quarter of 2006 and $0.6 million in the third quarter of 2007.

Reconciliation of gross margin, operating margin and diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin, GAAP operating margin and diluted GAAP EPS, most comparable GAAP figure, is set out in the attached reconciliation schedule.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "We have concluded another remarkable quarter with revenue, net income, and EPS all achieving record-high levels. Also, our fourth quarter revenue, gross margin, and EPS all came in higher than our previous guidance. As always, we introduced innovative and leading-edge display driver solutions in the past quarter which again illustrates Himax's capability in setting new industry standards and providing value to our customers' development of new products."

Mr. Wu continued, "During the past few months, we also made a couple of strategic moves in our non-driver IC areas where we formed business alliances with leading players in the industry. We believe these moves will provide significant values to our shareholders in the long term. In the beginning of 2008, Chi Mei Optoelectronics, one of the world's leading LCD panel manufacturers, and TPV Technologies Limited, the world's largest LCD monitor manufacturer and the world's largest LCD TV ODM, each took a minority ownership stake in Himax Media Solutions, a subsidiary of Himax. Additionally, we announced a strategic alliance with 3M, one of the world's leading companies in optics technologies, to commercialize LCOS mobile projectors by combining the two companies' proprietary technologies to deliver a complete mobile projector solution to consumer electronics manufacturers. These strategic alignments will provide Himax added competitive strength and further validate our strategy in the non-driver space."

Looking forward, Mr. Wu added, "In 2008, display driver IC will continue to be our main business, for which our primary goal is still to gain further market share across all LCD panel applications. In addition, we remain fully committed to making Himax a world-leading semiconductor solution provider for displays with a more diversified product portfolio beyond driver IC. Overall, we expect revenues to decline sequentially in the first quarter of 2008, primarily due to seasonality. We expect revenues to decline by around 15% and gross margin to remain flat or decline slightly. We expect diluted GAAP EPS to be in the range of $0.13-$0.15."

Investor Conference Call / Webcast Details

The Company's management will review detailed fourth quarter 2007 results on Wednesday, February 13, 2008 at 6:00 PM EDT (7:00 AM, Thursday, February 14, Taiwan time). The conference call-in number is +1-201-689-8560 (international) and +1-877-407-0784 (U.S. domestic). A live webcast of the conference call will be available on the Company's website at www.himax.com.tw. The playback will be available beginning two hours after the conclusion of the conference call and will be accessible by dialing +1-201-612-7415 (international) and 1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the confirmation ID number is 270446.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include television semiconductor solutions, as well as LCOS products. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea; and Irvine, California, USA.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company's SEC filings, including its Form 20-F dated June 22, 2007, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                       Himax Technologies, Inc.
        Unaudited Condensed Consolidated Statements of Income

 (These interim financials do not fully comply with U.S. GAAP because they omit all interim disclosure required by U.S. GAAP.)
    (Figures in Thousands of U.S. Dollars, Except Per Share Data)

                                                               Three
                                                               Months
                                               Three Months    Ended
                                                  Ended      September
                                               December 31,     30,
                                              2007      2006    2007
                                            --------  -------  -------
 Revenues
  Revenues from third parties, net          $101,683  $90,947  $91,960
  Revenues from related parties, net         165,417  129,932  151,377
                                            --------  -------  -------
                                             267,100  220,879  243,337
                                            --------  -------  -------

 Costs and expenses:
  Cost of revenues                           201,255  179,214  188,626
  Research and development                    17,549   13,883   26,171
  General and administrative                   3,790    3,180    4,891
  Sales and marketing                          2,080    2,280    3,758
                                            --------  -------  -------
   Total costs and expenses                  224,674  198,557  223,446
                                            --------  -------  -------

 Operating income                             42,426   22,322   19,891
                                            --------  -------  -------

 Non operating income (loss):
 Interest income                               1,108    1,812    1,429
 Foreign exchange gains (losses), net             11     (209)     (29)
 Other income, net                               209       61      166
                                            --------  -------  -------
                                               1,328    1,664    1,566
                                            --------  -------  -------
 Income before income tax benefit and
  minority interest                           43,754   23,986   21,457
 Income tax benefit                           (1,978)  (6,937)      --
                                            --------  -------  -------
 Income before minority interest              45,732   30,923   21,457
 Minority interest, net of tax                   321      178      316
                                            --------  -------  -------
 Net income                                  $46,053  $31,101  $21,773
                                            ========  =======  =======

 Basic earnings per ordinary share and ADS     $0.23    $0.16    $0.11
                                            ========  =======  =======
 Diluted earnings per ordinary share and ADS   $0.23    $0.16    $0.11
                                            ========  =======  =======

 Basic Weighted Average Outstanding
  Shares                                     196,327  198,154  197,690
 Diluted Weighted Average Outstanding
  Shares                                     197,264  199,419  197,733

                       Himax Technologies, Inc.
             Unaudited Supplemental Financial Information
               (Figures in Thousands of U.S. Dollars)

 The amount of share-based compensation                         Three
 included in applicable costs and expenses                      Months
 categories is summarized as follows:          Three Months     Ended
                                                  Ended       September
                                                December 31,      30,
                                              2007      2006     2007
                                            --------  -------  -------

 Share-based compensation
   Cost of revenues                             $17       $25     $355
   Research and development                   1,210     1,161   11,795
   General and administrative                   162       151    1,718
   Sales and marketing                          170       156    1,842
                                            --------  -------  -------
 Total                                       $1,559    $1,493  $15,710
                                            =======   =======  =======

 The amount of acquisition-related charges
  included in applicable expenses categories
  is summarized as follows:

   Research and development                    $210       $18     $250
   Sales and marketing                          251        --      304
                                            --------  -------  -------
 Total                                         $461       $18     $554
                                            =======   =======  =======

                       Himax Technologies, Inc.
        Unaudited Condensed Consolidated Statements of Income
    (Figures in Thousands of U.S. Dollars, Except Per Share Data)

                                                   Twelve Months Ended
                                                       December 31,
                                                     2007       2006
                                                   --------   --------
 Revenues
  Revenues from third parties, net                 $371,755   $329,886
  Revenues from related parties, net                546,456    414,632
                                                   --------   --------
                                                    918,211    744,518
                                                   --------   --------

 Costs and expenses:
  Cost of revenues                                  716,163    601,565
  Research and development                           73,848     60,655
  General and administrative                         14,903      9,762
  Sales and marketing                                 9,334      6,970
                                                   --------   --------
 Total costs and expenses                           814,248    678,952
                                                   --------   --------

 Operating income                                   103,963     65,566
                                                   --------   --------

 Non operating income (loss):
 Interest income                                      5,433      5,860
 Impairment loss on an investment                        --     (1,500)
 Foreign exchange losses, net                          (472)      (341)
 Interest expense                                        --       (311)
 Other income, net                                      576        233
                                                   --------   --------
                                                      5,537      3,941
                                                   --------   --------
 Income before income tax benefit and minority
  interest                                          109,500     69,507
 Income tax benefit                                  (1,978)    (5,446)
                                                   --------   --------
 Income before minority interest                    111,478     74,953
 Minority interest, net of tax                        1,209        237
                                                   --------   --------
 Net income                                        $112,687    $75,190
                                                   ========   ========

 Basic earnings per ordinary share and ADS            $0.57      $0.39
                                                   ========   ========
 Diluted earnings per ordinary share and ADS          $0.57      $0.39
                                                   ========   ========

 Basic Weighted Average Outstanding Shares          196,862    192,475
 Diluted Weighted Average Outstanding Shares        197,522    195,090

                       Himax Technologies, Inc.
             Unaudited Supplemental Financial Information
               (Figures in Thousands of U.S. Dollars)

 The amount of share-based compensation included
 in applicable costs and expenses categories is
 summarized as follows:                            Twelve Months Ended
                                                       December 31,
                                                     2007       2006
                                                   --------   --------
 Share-based compensation
   Cost of revenues                                    $422       $275
   Research and development                          15,393     11,806
   General and administrative                         2,182      1,444
   Sales and marketing                                2,324      1,625
                                                   --------   --------
 Total                                              $20,321    $15,150
                                                   ========   ========

 The amount of acquisition-related charges included
  in applicable expenses categories is summarized
  as follows:

   Research and development                          $2,483        $18
   Sales and marketing                                1,061         --
                                                   --------   --------
 Total                                               $3,544        $18
                                                   ========   ========

                       Himax Technologies, Inc.
           Unaudited Condensed Consolidated Balance Sheets
    (Figures in Thousands of U.S. Dollars, Except Per Share Data)

                                         December  September  December
                                            31,       30,        31,
                                           2007      2007       2006
                                         --------  ---------  --------
 Assets
 Current assets:
 Cash and cash equivalents                $94,780   $119,246  $109,753
 Marketable securities available-for-sale  15,208     16,109     8,828
 Restricted cash equivalents                   97        171       108
 Accounts receivable, less allowance for
  doubtful accounts, sales returns and
  discounts                                88,683    101,467   112,767
 Accounts receivable from related
  parties, less allowance for doubtful
  accounts, sales returns and discounts   194,902    178,099   116,850
 Inventories                              116,550    125,983   101,341
 Deferred income taxes                     12,884      6,829     6,744
 Prepaid expenses and other current
  assets                                   15,834     12,903    10,324
                                         --------  ---------  --------
 Total current assets                    $538,938   $560,807  $466,715
                                         --------  ---------  --------
 Property, plant and equipment, net        46,161     46,070    38,895
 Deferred income taxes                     20,833     12,842    11,405
 Intangible assets, net                    35,088     33,711       393
 Investments in non-marketable
  securities                                7,138      2,584       817
 Refundable deposits and prepaid pension
  costs                                       604        612       569
                                         --------  ---------  --------
                                          109,824     95,819    52,079
                                         --------  ---------  --------
 Total assets                            $648,762   $656,626  $518,794
                                         ========  =========  ========

 Liabilities, minority interest and
  stockholders' equity
 Current liabilities:

 Accounts payable                        $147,221   $160,269  $120,407
 Income tax payable                        19,497      7,333    11,666
 Dividends payable                             --     39,710        --
 Other accrued expenses and other
  current liabilities                      19,395     15,738    21,206
                                         --------  ---------  --------
 Total current liabilities               $186,113   $223,050  $153,279
 Accrued pension liability                   $272       $196      $192
                                         --------  ---------  --------
 Total liabilities                       $186,385   $223,246  $153,471
                                         --------  ---------  --------
 Minority interest                        $10,211     $3,084    $1,396
                                         --------  ---------  --------
 Stockholders' equity:

 Ordinary share, US$0.0001 par value,
  191,979,691, 198,548,799, and
  193,600,302 shares issued and
  outstanding at December 31, 2007,
  September 30, 2007 and December 31,
  2006, respectively                           20         20        19
 Additional paid-in capital               236,703    260,980   221,666
 Accumulated other comprehensive loss         (52)      (146)     (275)
 Unappropriated earnings                  215,495    169,442   142,517
                                         --------  ---------  --------
 Total stockholders' equity              $452,166   $430,296  $363,927
                                         --------  ---------  --------
 Total liabilities, minority interest
  and stockholders' equity               $648,762   $656,626  $518,794
                                         ========  =========  ========

                           Himax Technologies, Inc.
            Unaudited Condensed Consolidated Statements of Cash Flows
                     (Figures in Thousands of U.S. Dollars)
                                                               Three
                                                               Months
                                                               Ended
                                        Three Months         September
                                      Ended December 31,        30,
                                      2007         2006        2007
                                   ---------    ---------    ---------
 Cash flows from operating
  activities:
 Net income                          $46,053      $31,101      $21,773
 Adjustments to reconcile net
  income to net cash provided
  by (used in) operating
  activities:
  Depreciation and amortization        2,892        1,680        2,755
  Share-based compensation
   expenses                            1,559        1,493        1,284
  Minority interest, net of tax         (321)        (178)        (316)
  Gain on disposal of property,
   plant and equipment                    --           --          (16)
  Gain on sale of subsidiary
   shares and investments in
   non-marketable securities, net       (160)         (49)        (112)
  Gain on sale of marketable
   securities, net                       (28)         (12)         (31)
  Deferred income taxes              (14,189)      (6,714)          --
  Inventories write downs              4,231        2,050        3,784
 Changes in operating assets and
  liabilities:
  Accounts receivable                 12,697      (10,791)      15,850
  Accounts receivable from
   related parties                   (16,708)     (45,364)     (40,994)
  Inventories                          5,210        7,527       (4,552)
  Prepaid expenses and other
   current assets                     (2,276)       4,316       (2,966)
  Accounts payable                   (13,051)      13,578      (10,949)
  Income tax payable                  12,164         (161)          --
  Other accrued expenses and other
   current liabilities                 3,180        2,876         (114)
                                   ---------    ---------    ---------
   Net cash provided by (used in)
    operating activities              41,253        1,352      (14,604)
                                   ---------    ---------    ---------
 Cash flows from investing
  activities:
  Purchase of property, plant and
   equipment                          (3,138)      (4,187)      (2,500)
  Proceeds from sale of property,
   plant and equipment                     3           --            3
  Purchase of available-for-sales
   marketable securities             (11,028)     (12,678)     (12,144)
  Cash acquired (paid) in
   acquisition                           (36)          17           --
  Sales and maturities of
   available-for-sale marketable
   securities                         12,002        7,940        9,404
  Proceeds from sale of
   subsidiary
   shares and investments in non-
   marketable securities by Himax
   Technologies Limited                  253        1,537          144
  Purchase of investments in non-
   marketable securities              (4,531)          --         (750)
  Purchase of subsidiary shares
   from minority interest               (120)        (602)        (112)
  Refund from (increase in)
   refundable deposits                   (23)          63          (15)
  Release (pledge) of restricted
   cash equivalents                      100          (75)          --
                                   ---------    ---------    ---------
   Net cash used in investing
    activities                        (6,518)      (7,985)      (5,970)
                                   ---------    ---------    ---------

                            Himax Technologies, Inc.
            Unaudited Condensed Consolidated Statements of Cash Flows
                     (Figures in Thousands of U.S. Dollars)
                                                              Three
                                                              Months
                                                               Ended
                                      Three Months           September
                                    Ended December 31,          30,
                                   2007          2006          2007
                                ----------    ----------    ----------
 Cash flows from financing
  activities:
  Payment of cash dividends       $(39,710)          $--           $--
  Proceeds from issuance of new
   shares by subsidiaries            8,307           ---         2,290
  Proceeds from initial public
   offering, net of issuance
   costs                                --          (392)           --
  Acquisition of ordinary
   shares for retirement           (27,879)      (38,835)           --
                                ----------    ----------    ----------
   Net cash provided by (used
    in) financing activities       (59,282)      (39,227)        2,290
                                ----------    ----------    ----------
 Effect of exchange rate change         81            19            22
                                ----------    ----------    ----------
 Net decrease in cash and cash
  equivalents                      (24,466)      (45,841)      (18,262)
 Cash and cash equivalents at
  beginning of period              119,246       155,594       137,508
                                ----------    ----------    ----------
 Cash and cash equivalents at
  end of period                    $94,780      $109,753      $119,246
                                ==========    ==========    ==========

 Supplemental disclosures of
  cash flow information:
  Cash paid during the period
  for income taxes                     $32          $110           $24
                                ==========    ==========    ==========
 Supplemental disclosures of
  non-cash investing and
  financing activities:
  Payable for purchase of
   equipment and construction
   in progress                       $(242)        $(971)           $6
                                ==========    ==========    ==========
  Dividends payable                    $--           $--       $39,710
                                ==========    ==========    ==========
  Fair value of ordinary shares
   issued by Himax Display, Inc.
   in the acquisition of
   Integrated Microdisplays
   Limited                             $--          $538           $--
                                ==========    ==========    ==========
  Fair value of additional
   ordinary shares to be issued
   by Himax Technologies, Inc.
   pursuant to the contingent
   consideration provision in
   the acquisition of Wisepal
   Technologies, Inc.               $1,687           $--           $--
                                ==========    ==========    ==========

                           Himax Technologies, Inc.
            Unaudited Condensed Consolidated Statements of Cash Flows
                     (Figures in Thousands of U.S. Dollars)

                                                    Twelve Months
                                                  Ended December 31,

                                                  2007         2006
                                               ---------    ---------
 Cash flows from operating activities:

 Net income                                     $112,687      $75,190
 Adjustments to reconcile net income to net
  cash provided by (used in) operating
  activities:
  Depreciation and amortization                   10,260        5,221
  Write-off of in-process research and
   development                                     1,600           --
  Share-based compensation expenses                5,895       15,150
  Minority interest, net of tax                   (1,209)        (237)
  Loss on disposal of property and equipment         223           36
  Gain on sales of subsidiary shares and
   investment in non-marketable
  securities, net                                   (418)        (137)
  Gain on sale of marketable securities, net        (112)         (60)
  Impairment loss on investments in non-
   marketable securities                              --        1,500
  Deferred income taxes                          (14,915)      (8,938)
  Inventories write down                          16,235        5,165
 Changes in operating assets and liabilities:
  Accounts receivable                             25,970      (32,237)
  Accounts receivable from related parties       (78,043)     (47,263)
  Inventories                                    (31,013)      (1,502)
  Prepaid expenses and other current assets       (4,841)         749
  Accounts payable                                26,169       14,606
  Income tax payable                               7,831       (1,959)
  Other accrued expenses and other current
   liabilities                                       846        4,412
                                               ---------    ---------
   Net cash provided by operating activities      77,165       29,696
                                               ---------    ---------

 Cash flows from investing activities:
  Purchase of land, property and equipment       (18,998)     (17,829)
  Proceeds from sale of property, plant and
   equipment                                           9           --
  Purchase of available-for-sales marketable
   securities                                    (52,476)     (31,911)
  Sales and maturities of available-for-sale
   marketable securities                          46,303       27,128
  Cash acquired in acquisition                     6,161           17
  Proceeds from sale of subsidiary shares and
   investment in non-marketable
  securities by Himax Technologies Limited           562        1,142
  Purchase of investments in non-marketable
   securities                                     (6,321)        (817)
  Purchase of subsidiary shares from minority
   interest                                         (295)        (773)
  Return of refundable deposits                       22          171
  Release of restricted cash equivalents and
   marketable securities                              11       13,945
                                               ---------    ---------
   Net cash used in investing activities         (25,022)      (8,927)
                                               ---------    ---------

                          Himax Technologies, Inc.
          Unaudited Condensed Consolidated Statements of Cash Flows
                     (Figures in Thousands of U.S. Dollars)

                                                   Twelve Months
                                                 Ended December 31,

                                                 2007         2006
 Cash flows from financing activities:
  Payment of cash dividends                    $(39,710)         $--
  Proceeds from issuance of ordinary shares          --      147,408
  Proceeds from issuance of new shares by
   subsidiaries                                  11,814          676
  Acquisition of ordinary shares for
   retirement                                   (39,345)     (38,835)
  Proceeds from borrowing of short-term debt         --       11,303
  Repayment of short-term debt                       --      (38,577)
  Repayment of long-term debt                        --          (89)
                                              ---------    ---------
   Net cash provided by (used in) financing
    activities                                  (67,241)      81,886
                                              ---------    ---------
 Effect of exchange rate change                     125           12
                                              ---------    ---------
 Net increase (decrease) in cash and cash
  equivalents                                   (14,973)     102,667
 Cash and cash equivalents at beginning of
  year                                          109,753        7,086
                                              ---------    ---------
 Cash and cash equivalents at end of year       $94,780     $109,753
                                              =========    =========

 Supplemental disclosures of cash flow
  information:
  Cash paid during the period for:
   Interest                                         $--         $311
                                              =========    =========
   Income taxes                                  $4,779       $5,695
                                              =========    =========
 Supplemental disclosures of non-cash
  investing and financing activities:
  Payable for purchase of equipment and
   construction in progress                     $(3,325)     $(1,846)
                                              =========    =========
  Fair value of ordinary shares issued by
   Himax Display, Inc. in the acquisition of
   Integrated Microdisplays Limited                 $--         $538
                                              =========    =========
  Fair value of ordinary shares issued and to
   be issued by Himax Technologies, Inc. in
   the acquisition of Wisepal Technologies,
   Inc                                          $46,719          $--
                                              =========    =========

                      Himax Technologies, Inc.
          Unaudited Supplemental Data - Reconciliation Schedule
               (Figures in Thousands of U.S. Dollars)

 Gross Margin and Operating Margin Excluding Share-based Compensation and Acquisition-Related Charges:
                                                              Three
                                                             Months
                                                              Ended
                                        Three Months        September
                                     Ended December 31,         30,
                                     2007         2006         2007
                                  ---------    ---------    ---------
 Revenues                          $267,100     $220,879     $243,337

 Gross profit                        65,845       41,665       54,711
 Add: Share-based compensation -
  Cost of revenues                       17           25          355
 Gross profit excluding share-
  based compensation                 65,862       41,690       55,066
 Gross margin excluding share-
  based compensation                   24.7%        18.9%        22.6%

 Operating income                    42,426       22,322       19,891
 Add: Share-based compensation        1,559        1,493       15,710
 Operating income excluding share-
  based compensation                 43,985       23,815       35,601
 Add: Acquisition-related charges
  -Intangible assets amortization       461           18          554
 Operating income excluding share-
  based compensation and
  acquisition-related charges        44,446       23,833       36,155
 Operating margin excluding share-
  based compensation and
  acquisition-related charges          16.6%        10.8%        14.9%
 Net income excluding share-based
  compensation and acquisition-
  related charges                    48,073       32,612       38,037
 Net margin excluding share-based
  compensation and acquisition-
  related charges                      18.0%        14.8%        15.6%

 *Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues

 *Operating margin excluding share-based compensation and
  acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues

 *Net margin excluding share-based compensation and acquisition-
  related charges equals net income excluding share-based
  compensation and acquisition-related charges divided by revenues

                       Himax Technologies, Inc.
        Unaudited Supplemental Data - Reconciliation Schedule
                (Figures in Thousands of U.S. Dollars)

 Gross Margin and Operating Margin Excluding Share-based Compensation and Acquisition-Related Charges:

                                                  Twelve Months
                                                Ended December 31,
                                                2007         2006
                                             ---------    ---------
 Revenues                                     $918,211     $744,518

 Gross profit                                  202,048      142,953
 Add: Share-based compensation - Cost of
  revenues                                         422          275
 Gross profit excluding share-based
  compensation                                 202,470      143,228
 Gross margin excluding share-based
  compensation                                    22.1%        19.2%

 Operating income                              103,963       65,566
 Add: Share-based compensation                  20,321       15,150
 Operating income excluding share-based
  compensation                                 124,284       80,716
 Add: Acquisition-related charges
  - In-process R&D write off                     1,600           --
  - Intangible assets
    amortization                                 1,944           18
 Operating income excluding share-based
  compensation and acquisition-related
  charges                                      127,828       80,734
 Operating margin excluding share-based
  compensation and acquisition-related
  charges                                         13.9%        10.8%
 Net income excluding share-based
  compensation and acquisition-related
  charges                                      136,552       90,358
 Net margin excluding share-based
  compensation and acquisition-related
  charges                                         14.9%        12.1%

 *Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues

 *Operating margin excluding share-based compensation and
  acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues

 *Net margin excluding share-based compensation and acquisition-
  related charges equals net income excluding share-based
  compensation and acquisition-related charges divided by revenues

                           Himax Technologies, Inc.
             Unaudited Supplemental Data - Reconciliation Schedule

 Diluted Earnings Per Share Excluding Share-based Compensation and
 Acquisition-Related Charges:

                            Three Months Ended    Twelve Months Ended
                                December 31,          December 31,
                                   2007                   2007
                            ------------------    -------------------
 Diluted GAAP EPS                 $0.23                   $0.57

 Add: Estimated share-based
  compensation per diluted
  share                           $0.01                   $0.10
 Add: Estimated acquisition-
  related charges                   $--                   $0.02
 Diluted non-GAAP EPS
  excluding share-based
  compensation and
  acquisition-related
  charges                         $0.24                   $0.69

 Numbers do not add up due to rounding

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
          +886-2-3393-0877 Ext. 22300
          max_chan@himax.com.tw
          Investor Relations
          Jackson Ko
            +886-2-3393-0877 Ext. 22240
            jackson_ko@himax.com.tw
          Jessie Wang
            +886-2-3393-0877 Ext. 22618
            jessie_wang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com

HIMX Q407 Call Transcript
LIVE CALL INFORMATION	REPLAY INFORMATION
Thursday, February 14, 2008 7AM Taiwan Wednesday, February 13, 2008 6PM NYC Listener Call Number: 1-201-689-8560	Accessible 2 hours after the call through noon on Thursday, February 21, 2008 Taiwan Replay Number: 1-201-612-7415 Account number: 3055 Conference ID number: 270446

Operator Intro: Welcome to Himax Technologies fourth quarter 2007 results Conference Call.  At this time, all participants are in a listen-only mode.  Later we will conduct a question and answer session.  At that time, if you have a question, you will need to press the star 1 on your push button phone.  The call is scheduled for one hour.

As a reminder, this conference is being recorded today.  A replay will be available 2 hours after the call today, through noon on Thursday, February 21, 2008 in Taiwan.  The replay dial-in number is 1-201-612-7415 with account number 3055 and conference ID number 270446.  The replay will also be accessible at www.himax.com.tw.

Joseph

Thank you operator. Welcome everyone to Himax’s fourth quarter 2007 earnings call.  Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mr. Max Chan, Chief Financial Officer.  After the company’s prepared comments we will have time for any questions.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 1-646-536-7026.  Or you can get a copy off Himax’s website at www.himax.com.tw.

Before we begin the formal remarks, the Company’s attorneys advise that certain statements in this conference call, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form 20-F dated June 22, 2007, as amended.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu.  Please go ahead, sir.

Mr. Jordan Wu

Thank you Joseph and thank you everyone for joining us on today’s call.

I will now start with a brief highlight of Himax’s performance during the fourth quarter of 2007 and discuss the outlook for the first quarter of 2008.  Max, our CFO, will then provide further details on our financial performance.

We have concluded another remarkable quarter with revenues, net income, and EPS all achieving record-high levels. Also, our fourth quarter revenues, gross margin, and EPS all came in higher than our previous guidance.  We achieved net revenues of $267.1 million, representing a 20.9% growth year-over-year and a 9.8% growth sequentially.

Revenues from large panel display drivers were up 11.9% from the same period last year, or up 7.0% sequentially and accounted for 80.8% of our total revenues in the fourth quarter.  The increase in revenues was primarily due to the strong demand for LCD TVs in the holiday seasons.

Revenues from small- and medium-sized display drivers grew 88.5% year-over-year and grew 28.3% sequentially. Small- and medium-sized revenues accounted for about 16.6% of our total revenues.  Among various applications, demand for our handset drivers was especially strong in the fourth quarter as we were ramping shipments for both the China market and international brands.

For the full year 2007, our small- and medium-sized display driver revenues achieved an impressive growth of 76.2% year-over-year.  As a percentage of our total revenues, small- and medium-sized display driver accounted for 15.5% in 2007, a significant increase from 10.8% in 2006.  The strong growth was a result of our continued efforts in broadening our product lines and customer base, and the acquisition of Wisepal in February, 2007.  As we continue to strengthen our working relationship with several of the world’s top-tier mobile display module makers, we are very positive about the long-term growth prospect of our small- and medium- sized product line.

Our gross margin was 24.7% in the fourth quarter of 2007, up 580 basis points year-over-year and 220 basis points sequentially. We are pleased that we were able to improve our gross margin for the fifth consecutive quarter. This positive trend showed the results of our continued efforts in diversifying our product offerings and reducing costs. Max will discuss our financials in more details.

Towards the end of 2007, we announced a couple of new products in the display driver space.  We introduced the HX8352, a new generation handset single chip display driver that emphasizes a strong combination of high speed data transmission and low power consumption. This product is well accepted by a number of our handset panel module customers across Taiwan, China, Japan, and Korea and is in its early stage of mass production.  We believe that this latest display driver, together with a series of other products of the same generation, can provide significant value to customers in their design of new multimedia-rich and power-conscious portable devices.

Also, we introduced a patented technology, CMDI, a new driver interface which, when used in laptop computers, enables thin and light form factor and  lower power consumption. It supports resolutions up to 1920 X 1200. The CMDI technology has passed qualifications at certain North America notebook brands and is in early stage of mass production.

The introduction of these innovative and leading-edge products again illustrates Himax’s capability in setting new industry standards and providing value to our customers’ development of new products.

During the past few months, we also made a couple of strategic moves in our non-driver IC areas where we formed business alliances with leading players in the industry. We believe these moves will provide significant values to our shareholders in the long term.

In the beginning of 2008, Chi Mei Optoelectronics, one of the world’s leading LCD panel manufacturers, and TPV Technologies Limited, the world’s largest LCD monitor manufacturer and the world’s largest LCD TV ODM, each took a minority ownership stake in Himax Media Solutions, Inc., a subsidiary of Himax. After the transaction, Himax retains a controlling stake of 80.1% in Himax Media Solutions, with CMO taking 6.6% and TPV taking 4.4% respectively. The remainder of the shares is held primarily by employees. We believe that these strategic investments will provide Himax Media Solutions added competitive strength and further validate our strategy in the non-driver space.

Separately, right before CES this year in Las Vegas, we announced a strategic alliance with 3M, one of the world’s leading companies in optics technologies, to commercialize LCOS mobile projectors by combining the two companies’ proprietary technologies to deliver a complete mobile projector solution to consumer electronics manufacturers.  Under the strategic alliance agreement, 3M provides a unique optical engine, while Himax Display, a 87.8%-owned subsidiary of Himax, offers its proprietary single-panel color filter type LCOS microdisplay, and Himax Technologies, the parent company, provides the driving circuit and related electronics.  We believe this combination enables the best mobile projector solution in the market.

Many consumer electronics manufacturers have showed strong interests in the mobile projector solution offered by 3M and Himax.  We expect this solution to be adopted in applications such as mobile phones, notebook PCs, digital cameras and portable multimedia players, and is scheduled to be introduced to the market in the second quarter of 2008.

In summary, 2007 was a remarkable year for Himax.  We achieved revenues of $918.2 million in 2007, representing a year-over-year growth of 23.3%.  With better product mix and cost structure, our 2007 full year net income and EPS came in at $112.7 million and $0.57 respectively, representing a year-over-year growth of 49.9% and 46.2% respectively.

Looking ahead, despite uncertainties in the worldwide economy, we remain confident of our long-term prospects. During 2008, display drivers will continue to be our main business, for which our primary goal is still to gain further market share across all LCD panel applications. In addition, we remain fully committed to making Himax a world-leading semiconductor solution provider for displays with a more diversified product portfolio beyond display drivers. The recent developments in Himax Media Solutions and the 3M strategic alliance were illustrations of our continued efforts toward that goal. While these new areas are now in their early stages of commercialization, we believe they will provide good contribution to our shareholder value in the long term.

Now let me talk about our guidance for the 1st quarter of 2008.

Overall, we expect revenues to decline sequentially in the first quarter of 2008, primarily due to seasonality. We expect revenues to decline by around 15% and gross margin to remain flat or decline slightly. We expect higher operating expenses primarily due to higher R&D expenses for the quarter and higher personnel costs beginning in January 2008. Therefore, we expect diluted GAAP EPS to be in the range of $0.13-$0.15.

Now let me turn over to Max Chan, our CFO, for some financial details.

Mr. Max Chan

Thank you, Jordan.

Our net revenues in the fourth quarter were $267.1 million, a record high, representing a year-over-year growth of 20.9% and a sequential growth of 9.8%.

Our gross margin increased to 24.7% from 22.5% a quarter ago, primarily due to our continued efforts in diversifying our customer base and product offerings, and reducing unit costs.

Our GAAP operating income was also a record-high at $42.4 million, up 90.1% year-over-year, and up 113.3% from $19.9 million in the previous quarter. The year-over-year increase was a result of record high quarterly revenues and improved gross margin. The sharp sequential increase of profit was also attributed significantly to a major reduction in share-based compensation. Please be reminded that we grant our annual RSUs, or Restricted Share Units, at the end of September each year.  Of the total 2007 RSU grant of $26.4 million, 54.5% or $14.4 million, were vested immediately. The amount was therefore expensed during the third quarter, causing the third quarter profit to be substantially lower, while the balance will be expensed evenly each quarter across the next three years, subject to adjustments to the estimated forfeiture rate.

Our GAAP operating expenses were $23.4 million in the fourth quarter, down from $34.8 million in the previous quarter.  Share-based compensation accrued in the fourth quarter was $1.6 million, which include a reduction of $0.9 million to reflect change in the estimated forfeiture rate, as compared to $1.5 million accrued in the same period last year and $15.7 million in the third quarter of 2007.

Both our GAAP net income and EPS reached record levels.  Our GAAP net income was $46.1 million, up 48.1% from the same period last year, and up 111.5% sequentially. GAAP EPS was $0.23, up from $0.16 in the same period last year and $0.11 in the previous quarter.  A tax benefit of $2.0 million was recognized in the fourth quarter due to an adjustment to reflect the actual full year 2007 effective tax rate.

Excluding share-based compensation and acquisition-related charges, our non-GAAP operating income, net income, and EPS all achieved record-high levels in the fourth quarter of 2007.  Non-GAAP operating income was $44.4 million, up from $23.8 million in the same period last year and $36.2 million in the previous quarter. Non-GAAP net income was $48.1 million, up considerably from $32.6 million in the same period last year, and $38.0 million in the previous quarter. Non-GAAP EPS was $0.24, up from $0.16 in the same period last year and $0.19 in the previous quarter.

Our non-GAAP operating expenses, which exclude share-based compensation and acquisition-related charges, were $21.4 million in the fourth quarter, increased from approximately $18.9 million in the previous quarter. This increase of non-GAAP operating expenses was primarily due to our increased R&D expenses as we continued to develop new products to service our expanding customer base.

In the fourth quarter, our share-based compensation was $1.6 million and acquisition-related charges were $0.5 million.

On November 1st, our board approved a share repurchase program that authorizes the company to repurchase up to $40 million worth of the company’s American Depository Shares. Since then, a total of 7.4 million of the company’s ADSs has been repurchased from the open market for a total of $32.0 million. Of the $32.0 million, $27.9 million was used in the fourth quarter of 2007 while the remainder was used in January of 2008.  The company’s issued and outstanding shares were reduced accordingly.

We generated a net operating cash flow of $41.3 million in the fourth quarter. Our net cash and marketable securities available for sale were $110.0 million at the end of 2007, down from $135.4 million a quarter ago.  This decrease in cash was primarily due to cash dividends of $39.7 million, or 20 cents per ADS, distributed at the end of October and cash used for a share-repurchase of $27.9 million in the fourth quarter of 2007.

Our total headcount remained literally unchanged at around 1,050 at the end of the fourth quarter.  This includes all subsidiary companies where we have a majority control.

Jordan provided our first quarter of 2008 outlook earlier. We are basing that guidance on 192.5 million diluted weighted average outstanding shares.

Operator, that concludes our prepared remarks.  We can now take any questions.